Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following Q&A was made available on February 14, 2013 on AMR Corporation’s external website.

QUESTIONS AND ANSWERS FOR AMR SUPPLIERS

Q: With this announcement, are American and US Airways now one company?

A: No. Several key items must be resolved before a transaction can be finalized and the companies become one, including the approval of the U.S. Bankruptcy Court for the Southern District of New York and other customary closing conditions. In the meantime, our companies will continue to operate independently until a transaction formally closes.

Q: Will the merger be complete before American emerges from bankruptcy?

A: It is likely that the merger will close at the same time as American’s emergence from bankruptcy.

Q: When will the merger transaction be completed?

A: We expect the combination to be completed in the third quarter of 2013.

Q: Does the merger announcement affect American’s plan to assume or reject my contract?

A: In some cases, American may choose to re-evaluate planned contract assumptions/rejections based on the impacts of a merger. In the majority of cases, however, it is likely that American will continue with the originally planned contract assumptions/rejections.

Q: How will a merger affect the payout of claims?

A: We are still reconciling claims and preparing a Plan of Reorganization and are not yet able to comment on the amount of any claims payments.

Q: How quickly would the operations (and supply base) be combined and how will that impact volumes related to contracts?

A: Integration processes are often complex and lengthy. The two companies will work together to outline the best operational plan to minimize customer impacts while maximizing the planned benefits of a combination.

Q: Would a merger impact AA’s fleet acquisition and retirement plan?

A: The combined airline will benefit from American’s landmark agreements with Airbus and Boeing, designed to transform the new American Airline’s fleet over four years and solidify its fleet plan into the next decade. Our companies will continue to operate independently until a transaction closes. Once it closes, the new combined carrier will analyze its fleet renewal plan and determine the best strategy.

Q: Do you have plans to discontinue service to any cities?

A: The combined company is expected to maintain all hubs and service to all destinations currently served by American Airlines and US Airways. The new American Airlines will offer more than 6,700 daily flights to 336 destinations in 56 countries.

Q: Will the merger impact global alliances and will AA remain in oneworld?

A: American is a founding member of oneworld and, following the merger, the combined company will remain an important part of the alliance. In the future, customers will have access to more choices and better service across the combined company’s larger worldwide network and through an enhanced oneworld® Alliance.

Q: If I have questions regarding my contract, who should I contact?

A: You should follow normal procedures and work with your appropriate contact at American Airlines for any questions regarding contracts with American Airlines.

Q: Will you seek new concessions in addition to what we have already signed up for?

A: During the integration process, we will evaluate the needs of the combined company and work to ensure that we have market competitive contracts. The merger transaction includes assumptions around cost and revenue synergies.

Q: In case of conflicting supplier contracts, will there be new bids/renegotiations or will you give AA’s suppliers an opportunity to price-match/maintain competitive terms? Will an existing contract be applicable to the other carrier’s contract volume? What will be the timeline for contract decisions?

A: It will continue to be business as usual until the merger closes, and all contracts will remain in force as written. We expect that there will be some level of renegotiation as the new entity seeks to meet the cost synergy targets. At the appropriate time, both airlines will examine contracts and make the best determination for the the new airline and for maintaining relationships with its key suppliers.

Q: I gave up my claim in exchange for a long-term agreement, what happens if that agreement is terminated?

A: We will consider various factors when determining the future of our long-term agreements. We will continue working collaboratively with suppliers while balancing the financial and operational needs of the combined company.

Q: When will there be clarity on the management of the combined company? Who will be leading the Procurement organization?

A: A transition-planning team will develop a carefully constructed integration plan to help assure a smooth transition to a combined company. In the coming months, the Procurement organizations of both companies will be reviewing contracts and planning on how best to ensure a stronger supply chain organization for the new American Airlines.

Q: We want AA to honor confidentiality clauses in our contract and want to know whether you will be obligated by the Court to share the pricing in the contracts with US Airways?

A: We are reviewing contracts and will be contacting companies as needed to secure necessary permissions as outlined in our agreements.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at

www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.